

07000903

EDSTATES
XCHANGE COMMISSION
ton, D.C. 20549

BB 3/2

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue, 14th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry H. Weinberg 212-583-0243
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL



SEC MAIL
RECEIVED
FEB 2 7 2007
WASH. D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

03/5/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY H. WEINBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISCOGLIOSI & COMPANY, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN & CEO
Title

Notary Public

John M. Donovan
Notary Public
State of New York
Qualified in Richmond County
Certificate Filed in New York County
#02DO6112182
Commission Expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISCOGLIOSI & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL
RECEIVED
FEB
WASH, D.C.
185

VISCOGLIOSI & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

Viscogliosi & Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Viscogliosi & Company, Inc. as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Jericho, New York
January 22, 2007

VISCOGLIOSI & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash	$564,730
Due from affiliates	7,950
Furniture and equipment at cost, less accumulated depreciation of $7,542	25,247
Prepaid expenses	16,879
Total assets	$614,806
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 54,851
Income taxes payable	4,000
Due to parent	35,182
Total liabilities	94,033
Stockholder's Equity	
Common stock, $.01 par value - 100 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	545,064
Accumulated deficit	(24,292)
Total stockholder's equity	520,773
Total liabilities and stockholder's equity	$614,806

See accompanying notes to financial statements.

VISCOGLIOSI & COMPANY, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Viscogliosi & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Viscogliosi Brothers, LLC ("VB").

The Company provides and is engaged in private placements, investment banking, and underwriting services, and operates pursuant to SEC Rule 15c3-1(a)(2)(iv), with a minimum net capital requirement of $5,000. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently, will not hold customer funds, nor will it be allowed to receive or hold securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Investment banking revenues include fees and sales concessions earned from the Company's participation in securities offerings as a placement agent. Placement agent fees are recorded on settlement date.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

The Company is a regular corporation for income tax purposes and uses the liability method to determine its income tax expense. Under this method, deferred tax assets and liabilities are computed based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - DUE FROM AFFILIATES

This amount represents advances made to entities that are owned by VB. These amounts are due on demand and bear no interest.

NOTE 4 - FURNITURE AND EQUIPMENT

		Estimated Useful Life
Furniture	$12,354	7 years
Equipment	20,435	5 years
	32,789	
Less: Accumulated depreciation	7,542	
	$25,247	

NOTE 5 - INCOME TAXES

The Company has a deferred tax asset of approximately $13,600 relating to organization costs against which a valuation allowance has been established in full due to the uncertainty that it will be realized. Management periodically evaluates the recoverability of its deferred tax asset. At such time as it is determined that it is more likely than not that the deferred tax asset will be realizable, the valuation allowance will be reduced.

NOTE 6 - RELATED PARTY TRANSACTIONS

The loan payable from VB in the amount of $35,182 and the loans receivable of $7,950 due from two entities owned by VB are non-interest bearing and due on demand.

During 2006, VB made capital contributions of $250,000 to the Company.

The Company leases an operating facility from VB on a month-to-month basis with monthly rental payments of $1,875.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company places its operating cash in commercial bank checking accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 8 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net

capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2006, the Company had net capital of $470,697, which exceeded its requirement of $6,269 by $464,428. The ratio of aggregate indebtedness to net capital was .20 to 1.

END